SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  Director/PDMR Shareholding filed on May 23 2014.

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director BASAK KOTLER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DAVID KOTLER (SPOUSE)
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest THE NOTIFICATION IS IN RESPECT OF THE PERSON NAMED IN (4) ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF CHF 6.70 EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DAVID KOTLER	8	State the nature of the transaction ACQUISITION OF ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,000 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) APPROX 0.003%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10,000 ORDINARY SHARES AT A PRICE PER SHARE OF £13.86	14.	Date and place of transaction 21 MAY 2014 – LONDON STOCK EXCHANGE

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) NO. OF SHARES: 10,000 PERCENTAGE: APPROX. 0,003%	16.	Date issuer informed of transaction 22 MAY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification
JAN GUSTAVSSON, GENERAL COUNSEL & COMPANY SECRETARY

Date of notification 23 MAY 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development